UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

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[redacted]

14047418

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSG Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Barr Harbor Drive, Five Tower Bridge, Suite 420
(No. and Street)

West Conshohocken (City) | Pennsylvania (State) | 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Chesen | (610) 940-5801 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

3 Bala Plaza East, Suite 700 (Address) | Bala Cynwyd (City) | Pennsylvania (State) | 19004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Mark Chesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSG Capital Advisors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
LORI M WEXLER
Notary Public
W CONSHOHOCKEN BORO., MONTGOMERY CNTY
My Commission Expires Jun 1, 2015

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM

ACCOUNTANTS ▲ ADVISORS

SSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2013

SSG CAPITAL ADVISORS, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Managing Directors
SSG Capital Advisors, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of SSG Capital Advisors, LLC (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

MARCUMGROUP
MEMBER

Marcum LLP ■ 3 Bala Plaza East ■ Suite 700 ■ Bala Cynwyd, Pennsylvania 19004 ■ **Phone** 484.270.2500 ■ **Fax** 484.270.2501 ■ **marcumllp.com**

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSG Capital Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 and the schedule of expenses on page 14 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III and the Schedule of Expenses on page 14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III and the Schedule of Expenses on page 14 is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

Bala Cynwyd, PA
February 26, 2014

SSG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets	
Current Assets	
Cash and cash equivalents	$ 258,642
Total Assets	$ 258,642
Liabilities and Member's Equity	
Current Liabilities	
Accounts payable and other accrued expenses	$ 30,887
Due to affiliate	166,360
Total Current Liabilities	197,247
Commitments	
Member's Equity	61,395
Total Liabilities and Member's Equity	$ 258,642

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue	
Fee income	$ 470,005
Expenses	
Compensation and benefits	469,827
Other operating expenses	332,609
Total Expenses	802,436
Loss from Operations	(332,431)
Interest Income	253
Net Loss	($ 332,178)

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

Balance - Beginning	$ 643,573
Net Loss	(332,178)
Contributions	900,000
Distributions	(1,150,000)
Balance - Ending	$ 61,395

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows Used in Operating Activities	
Net loss	($332,178)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	5,000
Accounts payable and accrued expenses	(12,958)
Due to affiliate	(162,808)
Net Cash Used in Operating Activities	($502,944)
Cash Flows Used in Financing Activities	
Contributions	900,000
Distributions	(1,150,000)
Net Cash Used in Financing Activities	(250,000)
Net Decrease in Cash and Cash Equivalents	(752,944)
Cash and Cash Equivalents - Beginning	1,011,586
Cash and Cash Equivalents - Ending	$258,642

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

SSG Capital Advisors, LLC (the Company), which is wholly-owned by SSG Holdings LLC, is an investment banking firm specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. The Company was approved to be registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA), effective April 7, 2010.

In August 2012, the Company separated its non-securities business into a newly formed company SSG Advisors, LLC. SSG Advisors, LLC is also wholly owned by SSG Holdings, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Initial and monthly fees for services are recognized as earned. Financing, advisory, restructuring and opinion fees are recognized when transactions are completed and payment is certain.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and money market funds.

ACCOUNTS RECEIVABLE

The Company's receivables are recorded when billed. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when the Company has exhausted collection efforts and have been unsuccessful in collecting the amount due. There were no accounts receivable at December 31, 2013.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is not subject to income taxes at the federal and state levels. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Company is a pass-through entity and the Member has concluded there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Member's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, tax authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2013.

USE OF ESTIMATES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expense was $20,506 for 2013.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash and cash equivalents with a bank that at times exceeds applicable insurance limits. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At December 31, 2013, the Company had approximately $20,000 in excess of FDIC insured limits. The Company reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions. The Company has not experienced losses in such accounts.

SUBSEQUENT EVENTS

Management evaluated subsequent events and determined that there were no other events or transactions occurring during this period that require recognition or disclosure in the financial statements.

NOTE 3 - COMMITMENTS

The Company leases its New York City office facility under an operating lease which expires in 2015. An affiliate leases an office in Pennsylvania. The total cost of both leases is shared by the Company and its affiliate through an expense sharing agreement.

Allocated rents charged to operations for all facilities operating leases were approximately $29,000 for 2013.

The minimum annual rental commitments for the New York City operating lease as of December 31, 2013 are approximately as follows:

For the Year Ending December 31,	Amount
2014	93,000
2015	39,000
Total	$ 132,000

NOTE 4 – EXPENSE SHARING AGREEMENT

The Company has an expense sharing agreement with its affiliate, SSG Advisors, LLC. The Company reimburses SSG Advisors, LLC for a portion of its operating expenses monthly. The total amount charged for the year is $688,781. This amount is charged to the respective expense accounts in the Company's financial statements.

At December 31, 2013 the Company owed SSG Advisors, LLC $166,360.

NOTE 5 - PROFIT SHARING PLAN

The Company's parent has a qualified Profit Sharing Plan that covers all eligible employees and managing directors. Contributions to the Plan are discretionary and are fully vested. The Company's contributions were $17,922 for 2013.

NOTE 6 - MAJOR CLIENTS

The Company had one major client in 2013 which represented 85% of its revenue.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission (SEC) Rule 15c3-3. As such, the Company is required to compute net capital in accordance with SEC Rule 15c3-1, which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2013, the Company had net capital of $61,395 which was $48,245 in excess of the required net capital of $13,150. The ratio of aggregate indebtedness to net capital was 3.2128 to 1 as of December 31, 2013.

SSG CAPITAL ADVISORS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

SCHEDULE I

NET CAPITAL	
Total member's equity qualified for net capital	$ 61,395
Deductions and/or charges:	
Non-allowable assets:	-
Net capital	$ 61,395
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and other accrued expenses	$ 30,887
Due to affiliate	166,360
Total aggregate indebtedness	$ 197,247
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 13,150
Excess net capital	$ 48,245
Excess net capital at 1,000 percent (Net Capital – 10% of Aggregate Indebtedness)	$ 41,670
Ratio: Aggregate indebtedness to net capital	3.2128 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no difference between the proceeding computation and the Company's corresponding unaudited Part IIA of Form 17A-5 as of December 31, 2013.

SSG CAPITAL ADVISORS, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

SCHEDULE II

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SSG CAPITAL ADVISORS, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SSG CAPITAL ADVISORS, LLC

SCHEDULE OF EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2013

Compensation and Benefits	
Managing directors' compensation	$ 175,700
Employee payroll	198,242
Profit sharing	17,922
Medical benefits	36,715
Payroll taxes	12,016
Other	29,232
Total Compensation and Benefits	$ 469,827

Other Operating Expenses	
Depreciation	$ 5,599
Dues and subscriptions	3,582
Facility	60,409
Marketing	50,615
Operations and other expenses	8,222
Professional fees	93,921
Regulatory expenses	22,022
Taxes other	13,233
Travel and entertainment	75,006
Total Operating Expenses	$ 332,609

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managing Directors
SSG Capital Advisors, LLC

In planning and performing our audit of the financial statements of SSG Capital Advisors, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities and safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control

Marcum LLP ▪ 3 Bala Plaza East ▪ Suite 700 ▪ Bala Cynwyd, Pennsylvania 19004 ▪ Phone 484.270.2500 ▪ Fax 484.270.2501 ▪ marcumllp.com

and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Bala Cynwyd, PA
February 26, 2014